Mail Stop 3561

							July 11, 2005
Ronald S. Boreta
President and Chief Executive Officer
All-American SportPark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, Nevada  89119

Re:	All-American SportPark, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
      File No. 0-24970

Dear Mr. Boreta:

            We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 1.  Description of Business

Marketing, page 6
1. In the last paragraph under this caption, you refer to "a number of large existing and potential markets." Please explain. Also explain the "concepts" you refer to in the second sentence. Competition, page 6
2. Please describe in further detail your competition. For example, discuss whether there are any other facilities similar to yours. State whether the hotels have their own courses or arrangements with country clubs to use their facilities, etc.

Item 2.  Description of Property, page 7
3. We note that your property is in good condition both structurally and in appearance. This appears to be inconsistent with your disclosure under Item 3. Legal Proceedings. Please advise or revise.

Item 5. Market for Common Equity and Related Stockholder Matters, page 8
4. We note you have provided over-the-counter market quotations.
Also state that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. See Item 201(d) of Regulation S-B.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

Critical Accounting Policies and Estimates, page 8
5. We note your disclosure that you "do not employ any accounting policies and estimates that ....or require the exercise of
significant judgment to apply." You disclose in Note 2 several accounting policies, such as those related to stock-based compensation and income taxes, that could have a material impact on your financial statements. Please revise your disclosures to include a discussion of critical accounting policies and estimates.

Overview, page 9
6. Please explain the significance of being named the Number 2 golf practice facility in the United States. Identify who named you, state whether they are an independent party and briefly describe the criteria used in the ranking.
7. We note that Sportservice pays rent based on a percentage of gross sales. Please quantify.





Results of Operations - Year Ended December 31, 2004 Versus Year Ended December 31, 2003, page 9
8. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition.
For
example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350. We note your reference to a trend in the third paragraph on page 10 and have commented below.

Cost of Revenues, page 9
9. It appears that your cost of doing business is increasing as your
revenues are decreasing.  You disclose that the increase in the cost
of revenues line item of more than $157,000, or more than 45%, was due to the salary of two golf pros that was outsourced to Giant Golf in 2003.  Please explain clearly how outsourcing these costs in
2003
would support your statement that you incurred no costs in 2003. Generally, when a business outsources a task or function, certain costs would still be incurred. Explain to us what you mean by outsourcing these payroll costs. Tell us if you received any benefit during 2003 from the services of these two golf pros whose costs were outsourced to Giant Golf. Explain to us your relationship with Giant
Golf and who owns these operations. See Item 303(b)(1)(iv) of Regulation S-B. Please show us in your response what your revised disclosures will look like.

Liquidity and Capital Resources, page 10
10. Please tell us how you accounted for the $187,553 received from the Southern Nevada Water Authority and the amounts received in each period presented. Please also tell us and revise your disclosures to clarify why the costs you incurred in construction are less than the amount received from the water authority. See Item 303(b)(1)(ii) of
Regulation S-B.
11. In the third paragraph, please quantify the payments of interest and notes payable balances due to an affiliate that were deferred and identify the affiliate.
12. You do not appear to have discussed cash flows from operations, investment, and financing activities. Please revise.
13. Please disclose the amount of interest expense that has been deferred for all periods presented, and when you expect these amounts to become due and payable. See Item 303(b)(1)(i) of Regulation S-B.
14. In the fourth paragraph, please describe the new marketing strategies you began implementing in 2004. Also, describe in further detail the "trend" you are referring to.
15. You disclose in your consolidated statement of operations gains on the extinguishment of debt of $669,887 in 2004 and $316,991 in 2003 as well as an amount in 2002. Please tell us your basis in GAAP for recognizing these gains. Given the nature of the transaction, it appears that debt forgiveness should have been characterized as a capital transaction. See APB 26 note 1 to paragraph 20. You should provide disclosures related to the transactions in the Management`s
Discussion and Analysis and discuss the impact on your liquidity of these transactions for all periods presented. See Item 303(b)(1)(v)
of Regulation S-B.

Item 7.  Financial Statements

General
16. With respect to the related party golf businesses that are separate and independently owned by your Chairman, your President and his brother, you may have a controlling financial interest as defined in FIN 46 and FIN 46R in one or more of these related entities which appear to provide you with the ability to control and share a broad group of costs and expenses among these other operations which also have common ownership and common control. Please provide us with the following:

* The names of each of the other businesses and a brief description of their operation;
* A summary by entity or business of the formal and informal contracts and agreements that you have with each listing the nature and type of service being provided;
* The results of your review and evaluation of your contracts and agreements with these related entities in connection with your adoption of and compliance with the requirements of FIN 46 and FIN 46R to determine who is the primary beneficiary, as defined in FIN 46R;
* The total ownership percent shared between your Chairman, your President and his brother who is the other son of your Chairman; and
* The ownership interest, if any, that you have in each of these related businesses.

We may have further comment upon the review of your response.
Refer
to FIN 46 and FIN 46R.

Consolidated Statements of Operations, page F-4
17. Please tell us and revise your presentation of $1,978,385 of selling, general and administrative expenses to separately disclose the amounts of each cost and expense category that exceeds 20% of gross revenues. You should discuss in your Management`s Discussion and Analysis the reasons for changes between periods for each major
cost category.  Refer to Item 310 and Item 303(b)(1)(vi) of
Regulation S-B.
18. Please present interest expense and interest income in
separate
line items or disclose for each period presented the amounts of each
in a footnote that reconciles to the interest expense, net line item.
Similarly, please also revise your presentation of other income, net.
19. Your presentation indicates that you recognized gains of
$669,887
in 2004 and $316,991 in 2003 on the extinguishment of debt.
Please
explain to us the nature of the debt and the fact and circumstances relating to each year that gave rise to the extinguishment and the gains recognized in your financial statements. Please explain to us your basis in GAAP for your accounting treatment that supports recognition of each gain. If the amounts extinguished were due from related parties like shareholders, please also explain why you did not record a capital contribution for the amount of the debt.

Notes to Consolidated Financial Statements

Note 1.  Organizational Structure and Basis of Presentation, page
F-7

General
20. We note that you do not present any disclosures relating to segment reporting Please explain to us and disclose your compliance with the provisions of SFAS 131 and the identity of your operating and reportable segments. Please tell us the separate revenues from the two lease tenant operations and the operating results, including gross margins, of your retail golf operations such as the revenues from the use of the driving range and golf course for all periods presented. Explain to us why you believe the operations relating to these business activities do not represent separate operating and reportable segments as defined by paragraphs ten through 17 of SFAS
131. Please also note the enterprise-wide disclosures of SFAS 131 and tell us how you complied with these requirements.


a.  Principles of Consolidation, page F-7
21. Please tell us who owns Urban Land of Nevada, Inc., which owns the remaining 35% of All-American Golf Center, Inc., and their relationship with your company. Explain to us the types and amounts of transactions you have with them.

Note 2.  Summary of Significant Accounting Policies, page F-8
22. Please tell us, separately identify and disclose the source of your revenues, including each different type of transaction that you enter into such as sponsorship revenues and golf club course green fees and membership dues, as well as any revenues from leasing operations. Include for each different type a description of what it is, if not obvious to investors, and your revenue recognition accounting policy for each along with how it complies with the requirements of SAB Topic 13:A. Please show us in your response what your revised disclosures will look like.
23. Please disclose in a footnote the types of amounts included in the cost of revenues and the general and administrative expense line items.
24. Please tell us and disclose your accounting policy for recognizing and measuring the existence of impairments of a long-lived asset. Refer to SFAS 144.
25. We note that you have two tenants that operate retail businesses.
Please tell us and clarify in your disclosures if you operate any type of retail operations at your Callaway Golf Center. If so, please tell us if you receive credits and allowances from vendors in connection with the purchase and/or promotion of the vendor products.
If so, please tell us and disclose the specific nature and timing of the allowances and credits received from vendors and other entities.
Please disclose your accounting policy for consideration received from a vendor such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration.
Disclose the statement of operations line item in which each of these types of amounts is included. For any amounts netted against each expense line items other than cost of revenues, also disclose the amounts netted for each period presented. Refer to EITF 02-16.

b.  Leasehold Improvements and Equipment, page F-9
26. Please explain to us and expand your policy disclosures to clarify whether you amortize additions made to leasehold improvements over the remaining term of the original lease or if you also include the subsequent five year renewal periods.


Note 4.  Related Party Transactions, page F-9
27. Your disclosures state that you share and allocate based on relative benefits received most all costs and expenses with four other retail golf stores in Las Vegas that are separate and independently owned by your Chairman and his two sons, one of which is also your President. Please tell us and revise your disclosures to clarify how you determined the basis used to allocate these costs and expenses to each entity. Please provide us your basis of allocation by type of cost and expense and tell us the relative size of each of the other four operations in relation to your operations.
Please provide us for all periods presented the total costs and expenses shared, by fiscal year and type of cost and expense, and the amount of each type that was allocated between you and each of the other four entities. Please show us in your response what your revised disclosures will look like.
28. Please tell us and revise your disclosures to clarify the number of separate outstanding notes payable to an entity owned by your Chairman as of December 31, 2004. Please disclose each note payable separately from the accrued interest due, the principal amount of each note and the terms including interest rate. Explain to us why you disclose payments of $3,037,446 in 2008. Please summarize the notes disclosing the total short-term and long-term portions that reconcile to the amounts presented in your consolidated balance sheet. Please show us in your response what your revised disclosures will look like.
29. Please tell us if your note agreements require you to maintain certain debt covenants. If so, please tell us what they are and disclose the most significant covenants along with the repercussions for not maintaining them. Please also disclose the existence of any cross-default provisions. Tell us and disclose whether you were in compliance with all of your debt covenants during all periods presented. In this regard, you disclose in the filing that you are delinquent on certain interest payments related to your outstanding debt. Please tell us and disclose the amount of debt which has had delinquent interest at any time and the dates and types of waivers received from your Chairman and the terms and conditions of each waiver. Disclose how the debt and delinquent interest is now classified in your consolidated balance sheet for all periods presented and your basis in GAAP for your financial statement classification. Explain to us if the interest delinquencies are related to the debt that gave rise to the gain on early extinquishment of debt recognized in fiscal 2004. Please show us in your response what your revised disclosures will look like.





Note 9.  Capital Stock, Stock Options, and Incentives, page F-12

General
30. Please disclose any unusual rights and privileges of your common stock or shareholders such as the rights provided under the Stockholders Agreement between you and Urban Land of Nevada, Inc., and any other unusual rights and privileges relating to your common stock. Refer to paragraphs 17 through 18 of SFAS 129.

a.  Stock Option Plans, page F-12
31. You disclose an exercise price range where the highest price exceeds the lowest by more than 150%. Please revise your disclosures to segregate the exercise prices into ranges that are meaningful, the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Refer to the requirements of paragraph 48 of SFAS 123.

Note 10.  Commitments and Contingencies, page F-13
32. You disclose in the second paragraph that you reached a favorable settlement of $880,000 in a lawsuit in March 2003 with Bentar Development, Inc., the general contractor, and other entities in connection with the construction of the Callaway Golf Center. However, we are unable to locate where these funds are classified in your consolidated statement of cash flows for year ended December 31,
2003, or any discussion of this amount in your liquidity section of
Management`s Discussion and Analysis. Please tell us when you received the $880,000 and in what line item in your consolidated statement of cash flows on page F-6 the settlement amount is reflected for 2003.

Signatures
33. Your document must also be signed by your controller or principal accounting officer. Any person who occupies more than one of the positions specified in the Form 10-KSB must indicate each capacity in which he signs.









Form 10-Q, for the quarter ended March 31, 2005

Item 2.  Management`s Discussion and Analysis or Plan of
Operations,
page 7

Results of Operations - Three Months Ended March 31, 2005 as
Compared
to the Three Months Ended March 31, 2004

Selling, General and Administrative, page 7
34. You disclose a charge for bad debts of $24,764 for amounts due from SPEN, or Sports Entertainment Enterprises, Inc., a related party whose sole shareholder, Chairman, President and CEO at the time of the merger with CKX, Inc. in February 2005 was your Chairman, Vaso Boreta. Please tell us if your Chairman or either of his sons has any ownership interest in CKX, Inc., the company that merged with SPEN in February 2005. Explain to us the value of the 10,000 shares of common stock of SPEN and the method used to determine the fair value of these shares.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      Sincerely,


	 H. Christopher Owings
       Assistant Director


Ronald S. Boreta
All-American SportPark, Inc.
July 11, 2005
Page 10